Ms. Erin Jaskot
Branch Chief

Office of Trade and Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

February 16, 2021

Re:	GolfSuites 1, Inc.
Offering Statement on Form 1-A
File No. 024-11408

Dear Mr. Jaskot:

On behalf of GolfSuites 1, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Thursday, February 18, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Gerald Ellenburg
Gerald Ellenburg
Chief Executive Officer
GolfSuites 1, Inc.

cc: Jamie Ostrow

CrowdCheck Law LLP